UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38628

SilverCrest Metals Inc.
(Exact name of registrant as specified in its charter)

570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1
Canada
(604) 694-1730
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  1

On February 14, 2025, pursuant to the terms and conditions set forth in the Arrangement Agreement, dated as of October 3, 2024, by and among Coeur Mining, Inc., a Delaware corporation (“Coeur”), SilverCrest Metals Inc., a corporation existing under the laws of the Province of British Columbia, Canada (“SilverCrest”), 1504648 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of the Province of British Columbia, Canada and a wholly-owned subsidiary of Coeur (“Canadian Sub”), Coeur Rochester, Inc., a Delaware corporation, and Compañía Minera La Llamarada, S.A. de C.V., a company existing under the laws of Mexico, Coeur (through the Canadian Sub) acquired all of the issued and outstanding common shares of SilverCrest pursuant to a Plan of Arrangement with SilverCrest becoming a wholly-owned subsidiary of Coeur.

Pursuant to the requirements of the Securities Exchange Act of 1934, SilverCrest Metals Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: February 24, 2025	SilverCrest Metals Inc.

	By:	/s/ Thomas S. Whelan
	Name:	Thomas S. Whelan
	Title:	Vice President